                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ____)/1/



                      Flycast Communications Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   344067103
                          ---------------------------
                                (CUSIP Number)

                  William Williams, II, Esq., General Counsel
                                  CMGI, Inc.
              100 Brickstone Square, Andover, Massachusetts 01810
                                (978) 684-3880
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 29, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 344067103                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMGI, Inc.    04-2921333
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,036,750

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,371,107
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,036,750

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,407,857

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     CUSIP NUMBER 344067103                                    Page 3 of 8 Pages


Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D relates to the Common Stock of Flycast Communications Corporation, a Delaware corporation ("Flycast" or "Issuer"). The principal executive offices of Flycast are located at 181 Fremont Street, San Francisco, California 94105.

Item 2.   Identity and Background.
          -----------------------

          The name of the corporation filing this statement is CMGI, Inc., a Delaware corporation ("CMGI"). CMGI's principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. Set forth on Schedule
                                                                        --------
          A is the name, residence or business address, present principal
          -
          occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of CMGI's directors and executive officers, as of the date hereof.

          Neither CMGI nor, to CMGI's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant
          ----------
          to Items 2(d) or 2(e).

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of September 29, 1999 (the "Merger Agreement"), among CMGI, Freemont Corporation, a Delaware corporation and a wholly owned subsidiary of CMGI ("Merger Sub"), and Flycast and, subject to the conditions set forth therein (including approval by stockholders of Flycast), Merger Sub will merge with and into Flycast and Flycast will become a wholly owned subsidiary of CMGI (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Flycast with Flycast remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Flycast Common Stock, other than shares owned by CMGI, will be converted into

     CUSIP NUMBER 344067103                                    Page 4 of 8 Pages

          the right to receive 0.4738 of a share (the "Exchange Ratio") of CMGI Common Stock, and each outstanding option to purchase Flycast Common Stock under Flycast's stock option plans (each a "Flycast Common Stock Option") will be assumed by CMGI (each an "Assumed Option") and will become an option to purchase that number of shares of CMGI Common Stock as is equal (subject to rounding) to the number of shares of Flycast Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the aggregate exercise price for the shares of Flycast Common Stock purchasable pursuant to the Flycast Stock Option immediately prior to the effective time of the Merger by the number of full shares of CMGI Common Stock deemed purchasable pursuant to the Flycast Stock Option in accordance with the foregoing, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
          Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

          In connection with the Merger Agreement, CMGI and the Issuer entered into a Stock Option Agreement, dated as of September 29, 1999 (the "Option Agreement"). The Option Agreement grants CMGI the right, under certain circumstances, to purchase up to 3,036,750 shares of Issuer Common Stock at a price of $47.53 per share (subject to adjustment); provided, however, that the number of shares issuable to CMGI pursuant to the Option Agreement shall not exceed 19.9% of the outstanding shares of the Flycast Common Stock (the "Option"). The foregoing summary of the Option Agreement and the Option is qualified in its entirety by reference to the copy of the Option Agreement included as
          Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by this reference.

Item 4.   Purpose of Transaction.
          ----------------------

          (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Flycast in a statutory merger pursuant to the Delaware General Corporation Law and to the transactions contemplated by the Option Agreement. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Flycast will continue as the Surviving Corporation and as a wholly owned subsidiary of CMGI. Holders of outstanding Flycast Common Stock will receive, in exchange for each share of Flycast Common Stock held by them, 0.4738 shares of CMGI Common Stock. CMGI will assume the outstanding options issued under Flycast stock option plans.

     CUSIP NUMBER 344067103                                    Page 5 of 8 Pages

          As an inducement to CMGI to enter into the Merger Agreement, each of the individuals and the entities set forth on Schedule B, each a
                                                        ----------
          stockholder of Flycast (collectively, the "Stockholders"), has executed a Stockholder Agreement, dated as of September 29, 1999, with CMGI (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed CMGI as such stockholder's lawful attorney and proxy. Such proxy gives CMGI the limited right to vote each of the 7,371,107 shares of Flycast Common Stock beneficially owned by the Stockholders in all matters related to the Merger. The shared voting power with the Stockholders relates to the same 7,371,107 shares of Issuer Common Stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, CMGI (or any nominee of CMGI) will be limited, at every Flycast stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

          (c)  Not applicable.

          (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Flycast, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article IV of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall

     CUSIP NUMBER 344067103                                    Page 6 of 8 Pages

          consist of Common Stock, $.01 par value per share." Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger shall be the By-laws of the Surviving Corporation until hereafter amended; provided, however, that the name of the corporation set forth in the By-laws shall be changed to the name of the Issuer. In addition, each of the Merger Agreement and the Option Agreement may have the effect of impeding the acquisition of control of Issuer by any person other than CMGI.

          (h)-(i) If the Merger is consummated as planned, the Flycast Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

          (j) Other than as described above, CMGI currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although CMGI reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) As a result of the Stockholder Agreement, CMGI may be deemed to be the beneficial owner of at least 10,407,857 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 68.20% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.

          (c)-(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Other than the Merger Agreement, the Option Agreement and the Stockholder Agreement, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Flycast, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following documents are filed as exhibits:

     CUSIP NUMBER 344067103                                    Page 7 of 8 Pages

          1. Agreement and Plan of Merger, dated as of September 29, 1999, by and among CMGI, Merger Sub and Flycast.

          2. Stock Option Agreement, dated as of September 29, 1999, between CMGI and Flycast.

          3. Stockholder Agreement, dated as of September 29, 1999, by and among CMGI and each of the Stockholders.

     CUSIP NUMBER 344067103                                    Page 8 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


DATED:  October 8, 1999

                                        CMGI, INC.



                                        By: /s/ William Williams, II
                                            --------------------------
                                            William Williams, II

                                        Title: General Counsel

                                  Schedule A

----------------------------------------------------------------------------------------------
               NAME                                          BUSINESS ADDRESS
               ----                                          ----------------
----------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF CMGI
----------------------------------------------------------------------------------------------
David Andonian                                 100 Brickstone Square
President, Corporate Business Development &    Andover, MA 01810
Operations
----------------------------------------------------------------------------------------------
Andrew J. Hajducky III                         100 Brickstone Square
Executive Vice President, Chief Financial      Andover, MA 01810
Officer and Treasurer
----------------------------------------------------------------------------------------------
Hans G. Hawrysz                                100 Brickstone Square
President, Strategic Planning                  Andover, MA 01810
----------------------------------------------------------------------------------------------
Paul L. Schaut                                 100 Brickstone Square
President, Chief Executive Officer, Engage     Andover, MA 01810
Technologies, Inc. (a subsidiary of CMGI)
----------------------------------------------------------------------------------------------
Richard F. Torre                               100 Brickstone Square
President, Chief Executive Officer,            Andover, MA 01810
SalesLink Corporation (a subsidiary of CMGI)
----------------------------------------------------------------------------------------------
David S. Wetherell                             100 Brickstone Square
Chairman of the Board, President, Chief        Andover, MA 01810
Executive Officer and Secretary
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
----------------------------------------------------------------------------------------------
William H. Berkman                             The Associated Group
(Principal, The Associated Group)              650 Madison Avenue
                                               New York, NY 10022
----------------------------------------------------------------------------------------------
Craig D. Goldman                               Cyber Consulting Services Corp.
(Chief Operating Officer, Cyber Consulting     1058 Ramapo Valley Road
Services Corp.)                                Mahwah, NJ 07430
----------------------------------------------------------------------------------------------
Avram Miller                                   The Avram Miller Company
(Chief Executive Officer, The Avram Miller     505 Montgomery Street
Company)                                       San Francisco, CA 94111
----------------------------------------------------------------------------------------------
Robert J. Ranalli                              2923 Indigo Bush Way
                                               Naples, FL 34105
----------------------------------------------------------------------------------------------
William D. Strecker                            Compaq Computer Corporation
(Senior Vice President of Technology and       MS-110806
Corporate Development, Chief Technical         20555 State Highway 249
Officer, Compaq Computer Corporation)          Houston, TX 77070-2649
----------------------------------------------------------------------------------------------
David S. Wetherell                             See Above
----------------------------------------------------------------------------------------------

Citizenship of the above named persons:  USA

                                  Schedule B

-----------------------------------------------------------------------------------------------
                         Stockholder                                      No. of Shares
-----------------------------------------------------------------------------------------------
Entities affiliated with Charles River Ventures:                          2,093,837
     Charles River Partnership VIII, A Limited Partnership,
     Charles River VIII-A, LLC
Address and Contact:
     Ted R. Dintersmith, General Partner of Charles River
     Partnership VIII, A Limited Partnership
     1000 Winter Street, Suite 3300
     Waltham, MA 02154
Principal Business: Venture Capital
Place of Organization: Delaware
-----------------------------------------------------------------------------------------------
Entities affiliated with St. Paul Venture Capital:                        1,256,302
     St. Paul Venture Capital Affiliates Fund I, LLC
     St. Paul Venture Capital IV, LLC
Address and Contact:
     St. Paul Venture Capital, Inc., Manager,
     James R. Simons, Executive Vice President
     8500 Normandale Lake Blvd., Suite 1940
     Bloomington, MN 55437
Principal Business: Venture Capital
Place of Organization: Delaware
-----------------------------------------------------------------------------------------------
Entities affiliated with Bessemer Venture Partners:                       2,130,968
     Bessec Ventures IV, L.P.
     Bessemer Venture Investors, L.P.
     Bessemer Venture Partners IV L.P.
     BVP IV Special Situations, L.P.
     Various other individuals or entities, including David J.
     Cowan, that are either managers or former members of Deer
     IV & Co. LLC or employees of Deer II & Co. LLC or
     individuals or entities associated with Bessemer Securities
     Corporation
Address and Contact:
     Deer IV & Co. LLC, General Partner,
     Robert H. Buescher, Manager
     1400 Old Country Road, Suite 407
     Westbury, NY 11590
Principal Business: Venture Capital
Place of Organization: Delaware
-----------------------------------------------------------------------------------------------
Michael D. Solomon                                                          140,000
Present Principal Occupation: Venture Capital
Residence or Business Address:
     1 Winding Way
     Ross, CA 94957
Citizenship: USA
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
George R. Garrick                                                           720,000
Present Principal Occupation:
     Chief Executive Officer and President, Flycast
     Communications Corporation (a provider of web-based direct response advertising)
Business Address:
     181 Fremont Street
     San Francisco, CA 94105
Citizenship: USA
-----------------------------------------------------------------------------------------------
Richard L. Thompson                                                       1,030,000
Present Principal Occupation:
     Vice President, Client Services, Flycast Communications
     Corporation (a provider of web-based direct response
     advertising)
Business Address:
     181 Fremont Street
     San Francisco, CA 94105
Citizenship: USA
-----------------------------------------------------------------------------------------------

To the best of CMGI's knowledge, none of the above persons and/or entities are required to disclose legal proceedings pursuant to Items 2(d) or 2(e).